UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

IMMUNIS CORP.
(Name of Subject Company)

Not Applicable
(Translation of Subject Company’s Name into English (if applicable))

Delaware
(Jurisdiction of Subject Company’s Incorporation or Organization)

Carl N. Duncan, Esq. and William Car
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

45252M101
 (CUSIP Number of Class of Securities (if applicable))

Carl N. Duncan, Esq. LLC
5718 Tanglewood Drive
Bethesda, MD 20817
301-263-0200
(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

July 27, 2010
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit No.

4:  July 27, 2010 Offering Materials

Item 2.  Informational Legends - contained within July 27, 2010 offering materials

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not Applicable

PART III – CONSENT TO SERVICE OF PROCESS/POWER OF ATTORNEY

Exhibit No.

24:  Executed Form FX

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Immunis Corp.

By:	/s/ William Car
Name:	William Car
Title:	President
Date:	August 12, 2010

ImmunNis Corp
535 16th Street Suite 820
Denver, Colorado 80202
(416) 568-5267 (Office)   (905) 738-8338 (Fax)

July 27, 2010

Re:   Rule 802 Public Common Stock Offering

_________________________________

_________________________________

_________________________________

Dear _____:

As you know, Immunis Holding Corp., currently trading on www.pinksheets.com as IMNS (and which will be changing its name to Star 8, Inc. concurrent with the FINRA action described below)(the “Company”), is currently making a public offering of certain of its common shares pursuant to SEC Rule 802 (the “Rule”) promulgated under the Securities Act of 1933.  Specifically, the Company proposes to enter into a cross-border combination with 1664914 Ontario, Ltd. (operating as Star 8), an Ontario (Canada) company (hereinafter, “Star 8”), via an exchange offer to Star 8’s shareholders (the “Exchange”).  I am pleased that you have not only expressed an interest in the Company but also interested in acquiring freely trading shares of Company common stock (the “Shares”) pursuant to the Rule 802 offering and associated Exchange as outlined below.

What a terrific expression of enthusiasm regarding the opportunity associated with the Company as we expect it will be combined with Star8.  I thank you.

The Company’s goal, once combined with Star 8 (if, as expected the Exchange is successful), is become a global provider of low cost full-featured mobile email phones (as a lower cost alternative to “smart phones” available in the market today).  The combined entity (the “Company) will, in turn, be used as an acquisition vehicle to acquire interests in additional telecommunications companies, currently expected to be entities that in additional telecommunications companies, currently expected to be entities that provide complementary technologies. See “Executive Summary – Generally” with regard to duration of the Offering.  The related terms and the associated capitalization structure pre-and post-Exchange.

As required by applicable SEC regulations, please be advised:
This exchange offer or business combination is made for the securities of a foreign company.  The Offering is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial statements, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer such as in open market or privately negotiated transactions.

POST-EXCHANGE CAPITALIZATION TABLE (1) (2)(3)

	50%+	80%	100%
Outstanding post-split common shares prior to this Exchange

Shares in this Exchange accepted at the indicated %	86,134	86,134	86,134

Outstanding common if indicated % accepted in this Exchange	40,000,000	64,000,000	80,000,000
	40,086,134	64,086,134	80,086,134

(1)	Based on discussions with Star 8 shareholders, Company’s management believes that at least all 50%+ 1 of Star 8’s shares will be exchanged by its 20 shareholders for Company Shares.
(2)	There are no options, warrants, preferred shares outstanding.
(3)	The shares are post-Exchange and a Company 100 for one reverse split and a , a function of when FINRA gives notice to same, currently estimated to occur on or before August 13, 2010.

Our securities counsel advises me that we need to give you appropriate disclosures to permit you to make an informed investment decision.  The second purpose of this letter is to supplement the following disclosure with the opportunity to ask any and all questions you may have.

Accordingly, I am enclosing the following:

•	Our July 15, 2010 Business Plan which includes an executive summary, business description, products and services, marketing and sales, competition, competitive advantages, management;

•	The Executive Summary, including associated securities disclaimers;

•	"Risk Factors" involved with the Company;

•	“Milestones” of the Company, respectively “To Date” and “If the Exchange Is Achieved”;

•	“Competitive Advantages” once Star 8 has been combined with the Company; and

•	The Subscription and Exchange Agreement relating to the Shares offered pursuant to this Exchange.

We trust you'll find these Offering Materials in good order.  Should you have any questions whatsoever, please call me directly at 416-568-5267.

Sincerely,

________________________
Will Car, President

Enclosures

P.S.    Should you have any questions, I would be delighted to respond fully and promptly.  I want you to feel comfortable that the Company has provided all necessary information and responded to all issues posed to date.

467 Edgeley Blvd, Unit 3
Concord, ON L4K 4E9

Business Plan

July 15, 2010

CONFIDENTIAL

Certain information included in this communication (as well as information included in oral statements or other written statements made or to be made by Star8 Mobile Inc.) contains statements that are forward-looking, such as statements relating to the future anticipated direction of the company and the mobile industry, plans for future expansion, various business development activities, planned capital expenditures, future funding sources, anticipated sales growth and potential contracts and is subject to important risks and uncertainties.

The results or events predicted in these forward-looking statements may differ materially from actual results or events.

Table of Contents

1	Star8 Executive Summary	3

2	The Opportunity	3
	Target Market Description	4

3	The Product	4
	Technology Acquired and Integrated	5
	Initial Star8 Mobile Phone Specifications	6
	Future Product Development	7

4	The Marketing Strategy	7
	Direct Sales Strategy	7
	Distribution Strategy	7
	Long Term Growth Strategy	8

5	Corporate Structure	8

6	Key Strategic Issues	8
	Technology Acquisition	8
	Manufacturer Relationship	8
	Distribution Relationship	9
	Technology Engineering	9

7	Competitive Analysis	9

8	Key Management/Board of Directors	10
	CEO	10
	CFO	10
	Senior Vice President of Operations	10
	Additional Board Members	10

9	Summary	10

1 Star8 Executive Summary

Star8 Mobile Inc was founded in 2010 to become a global provider of low cost full-featured mobile email phones. The Company’s focus is to provide a low cost alternative to the more expensive smart phones available in the market today. Star8 is strictly focused on emerging markets where the mobile operator subscriber base is predominantly prepaid. These markets do not provide their subscribers with a subsidy on phone purchases, which leaves a very small percentage of the subscriber base with the ability to afford the more costly smart phones.

Star8 is positioning itself to take advantage of the explosive growth in the Low Cost Mobile Messaging Handset market. Global shipments of mobile handsets is forecast to be more than a 1.5 Billion units in 2010 growing to 1.7 Billion in 2011.

Star8 is poised to take advantage of the tremendous growth in these markets and its products will be marketed to mobile users in Canada, United States, Singapore, Thailand, Indonesia, Philippines, Taiwan, Africa, and Latin America through existing relationships.

With management experience garnered on a global basis, Star8 has uncovered an opportunity to market a mobile handset in conjunction with a mobile email product in markets where the subscriber base in highly weighted by subscribers who are “prepaid”.

This document provides an overview of the mobile email handset strategy, but also includes Star8 company information, including executive management and current additional Product information.

2 The Opportunity

Today, delivering email to users on the go requires both an expensive mobile phone and an expensive service plan or requires users to download and configure complicated software that usually ends only with frustration. If users are lucky enough to get such software to function they often find it to lack the features they are used to resulting in low user retention.

There are 1.2 billion email users worldwide and the leading company when it comes to delivering mobile email, Research In Motion has approximately 46 million subscribers and over 65% of those customers are based in the USA and Canada. Reasons for slow Blackberry uptake outside of North America are simply a result of their business model and expensive devices. The Blackberry service is a post-paid solution that is focused on delivering mail to the corporate market. North American carriers are able to offer subsidies to their customers by locking them into long-term contracts guaranteeing a recurring revenue stream. In the pre-paid market the carriers cannot offer such subsidies, forcing consumers to pay full price for Blackberries and similar devices.

Star8 is preparing to launch a smart handset that is targeted at the pre-paid mobile phone market delivering an ultra low cost mobile mail and messaging product. The solution will be broadly marketed to the pre-paid consumer market giving Star8 a large potential market from which to draw customers.

The Company plans to launch its full-featured handset in the fall of 2010 and the device is expected to retail at an unsubsidized price of under US$150.

Initially the Star8 handset will be marketed in South East Asia and Africa. South East Asia is targeted because of the high penetration of prepaid subscribers along with the strong relationship base that currently exists for Star8. South America will also be an initial target, as existing relationships with mobile operators in this region will assist in also securing initial orders.

Target Market Description

As discussed, Star8 plans to market its products to mobile operators in emerging markets. These markets are defined in general terms as South East Asia, Africa and Latin America. The mobile market in these regions is predominantly prepaid. This means mobile subscribers must pay in advance for any services they use, including, but not limited to voice calls, text messages and data usage. In this model, mobile operators offer mobile phones at full price as there is no long term contract associated with the subscriber to subsidize the price of the phone over a two or three year period as is the case in North America.

There are multiple benefits for both the mobile operator and the subscriber with this model. The subscriber has complete control over how much they spend at any given time and the operator virtually eliminates bad debt.

Also, because the phones are unsubsidized, they are not locked to the mobile operator as is done in North America. This creates tremendous churn of phones in these regions. Because subscribers are not committed to long-term contracts, they are also not committed to their phone. Subscribers in these markets acquire a new phone every six months on average.

For example, in South America, there are approximately 300 million mobile subscribers and 150 million phones are shipped to that region every year. For Star8, acquiring an extremely small portion of this market can translate into substantial revenue and earnings.

3 The Product

The foundation of this solution is an existing mobile email application, an industry proven mobile mail platform that is currently integrated with a number of large mobile operators worldwide.

This technology, called Digifon Mail has been acquired from Wireless Trade Group, a Canadian company.

The mobile email systems provides all standard features of expected from this type of service including:

•	Read, Reply, Forward, Delete, Sent Items
•	Contact Management, Address Book
•	Calendar
•	Junk Mail filtering
•	Attachment handling – including the ability to open Microsoft Office attachments, PDF, etc.
•	Image handling - ability to open all image formats, including jpeg, gif, PNG, etc.

Star8 has acquired 100% of the mobile email software technology for the purpose of integration in the handset as described. Star8 completed the acquisition of the technology in July 2010. The other side of this offering will be Star8’s smart handset that will be fully incorporated into the current mobile email platform.

Star8 has aligned itself with multiple overseas manufacturers capable of providing the base model handsets to deliver the completed product. Quality and support are keys to the relationship that Star8 will forge with these manufacturers.

By combining these two products mobile operators will be able to offer their customers the ability to have a full featured email capable device at an affordable price making this solution a natural fit for markets where pre-paid services are predominant.

Technology Acquired

Digifon Mail is a downloadable, java email client targeted to the consumer mass market. Reasonably priced and easy to use, Digifon Mail is available for most J2ME compatible handsets and is optimized (<64 kb) to reach the maximum number of subscribers.

Key Features

DigifonMail is specifically designed to meet the needs of the consumer mass market

•	Emails can be read, composed, replied to and forwarded
•	Supports all IMAP and POP email accounts
•	Supports all popular web mail systems AOL, YAHOO, MSN Hotmail, GMAIL allowing users mobile access to millions of PC-based email accounts

Multiple email accounts:

Users can use multiple (unlimited) email accounts with Digifon mail.

Quick Text
•	Users can save salutations and common sayings and add hem to messages without typing.
•	Add contacts to Digifon Mail: On the device
•	Though a web interface
•	From Microsoft Outlook / Express
•	From received emails.

Benefits to operators and publishers

•	Open new revenue by providing email to your consumer market.
•	No set up required. Digifon is a hosted solution with 99.9% uptime guaranteed.
•	Customize Digifon Mail to your brand.
•	Supports a wide range of J2ME handsets.
•	Push promotional messages to subscribers using Digifon Mail.

Digifon Mail vs WAP mail

•	Less data transfer than WAP
•	Faster user experience
•	Allows multiple email accounts
•	Get notification of new mail
•	Complete address book with auto complete and import features
•	Quick text features makes composing emails easier

Initial Star8 Mobile Phone Specifications

The initial Star8 mobile phone will be a 3G GSM phone with the following specifications. Future handsets will be offered using technologies such as HSDPA, CDMA1X, UMTS and others.

Future Product Developments

To maintain a fresh and relevant product offering, Star8 must continue to enhance its existing product while adding additional models and feature sets to those models. Although the Company will initially launch only one full-featured mobile email phone, Star8 plans to add two additional models within 90 days.

Star8 will also add the following features to all its models as it progresses:

•	Instant messaging between Star8 handsets
•	Social Networking applications such as Facebook or Friendster (region dependent)
•	Games
•	Mobile Operator specific application store

4 The Marketing Strategy

Star8’s market strategy is based on existing relationships throughout the world. The products will initially be marketed directly to mobile operators in South East Asia and Africa. Concurrently, distribution relationships will be solidified with prominent mobile phone distributors in these regions. The Company must entrench itself quickly and will begin directly approaching mobile network operators in South East Asia immediately. Existing relationships with the network operators in this region will provide the Company with immediate opportunities. To further the Company’s quick entrance into the African market, Star8 will solidify a distribution relationship with a prominent mobile phone distributor upon completion of this offering.

Direct Sales Strategy

The Company has secured seasoned sales executives for the South East Asian region. These executives will pursue the Company’s direct sales strategy by marketing Star8’s mobile phones directly to the mobile operator. Existing relationships ensures successful entry into the Asian market. The Company plans to open a Singapore office in July of 2010 to support the South East Asian marketing strategy. This office will also provide pre and post sales support to customers throughout the region.

Distribution Strategy

Upon consummation of this offering, the company will complete an exclusive agreement with a company that will distribute its products in Africa.  This Company has a long-standing, successful mobile phone distribution network throughout Africa. This is also the same company that Star8 will acquire the mobile email technology from.

The Company will initially market one type of handset in all markets, but will quickly launch an additional three types of handsets to complement its offerings.

The foundation of the handset will be the mobile email capability of the handsets, but the product road map includes additional instant messaging capabilities between handsets along with all the standard mobile phone features.

Long Term Growth Strategy

To complement the Company’s initial direct sales and distribution strategy, Star8 plans to enhance its organic growth with specific strategic acquisitions. Targeted acquisitions will enhance both the technology offerings of the existing products and market reach of the Company in general. For example, the Company will identify complimentary technology companies such as mobile instant messaging providers and content delivery providers to enhance the feature set of the existing products. The types of Companies that Star8 will target for expansion of the marketing reach will include distribution type companies that can support growth in regions where Star8 has not yet established itself.

5 Corporate Structure

The Company’s headquarters is located in Toronto, Canada. All product development and engineering will take place there. As mentioned earlier, the Company’s initial target markets are South East Asia and Africa. Star8 is currently in the process of establishing an office in Singapore to support the South East Asian marketing strategy. This office will be primarily focused on sales and distribution along with post sales customer support.

For the African strategy, the Company will complete an arrangement with an established mobile phone distributor that plans to acquire exclusive distribution rights for Africa for Star8’s products. In return for exclusivity to the African market, the distributor must meet certain quarterly sales targets. The Toronto office will initially provide support for the African distributor partner.

By the end of the first year of operations, the Company plans on opening an additional office in Miami, FL to initiate its Latin America strategy.

6 Key Strategic Issues

Technology Acquisition

To ensure a rapid launch and entry into the targeted markets, Star8 has completed the technology acquisition as discussed above and must further solidify an agreement with the chosen manufacturer as soon as possible. This will allow Star8 to quickly integrate the acquired technology with the mobile phone from the chosen manufacturer.

Manufacturer Relationship
The Company has identified 3 potential manufacturers for its mobile phones. The Company will initially secure a single manufacturer to produce its flagship product, but will quickly secure an additional relationship with a separate manufacturer to mitigate risk associated with a single source supplier.

Distribution Relationship

Upon completion of this offering the company will complete an exclusive distribution relationship for Africa with the Company that it has acquired the technology from. This will ensure positive cash flow for the company virtually immediately. The Company will continue to source additional distribution partners in other strategic developing markets where Star8 believes the market for the products exist. The Company will be targeting distribution partners in Latin/South America, eastern Europe and China.

Technology Engineering

The Company has identified a number of highly skilled technology engineers to integrate the acquired technology into our mobile phones. The hiring and integration of the technology will begin immediately upon closing of this offering. Based on previous experience, management expects to have products into its target markets in October of 2010.

7 COMPETITIVE ANALYSIS

The Company is entering an extremely competitive market but has found an underserved portion of the market. The upper echelon of mobile email and messaging phones includes Blackberry, iPhone, and HTC phones among others. These phones and the services associated with them become prohibitively expensive in predominantly prepaid markets. This is because these phones have no subsidies to the end user. For example, in North America, a top of line Blackberry can be acquired by the end user for no more than $299 with a two or three year contract. The actual difference between the real retail cost of $699 and up is incorporated into the three-year commitment by the end user. In a prepaid market, there is no end user commitment and therefore no subsidy, requiring the end user to pay the full $699 for the phone. Star8’s offering, which provides virtually the same features as these elite devices, will retail for under $150.

Other similar offerings are providing by technology developers such as Synchronica.

As mentioned in the Executive Summary, the forecast for mobile device shipments in 2011 will be over 1.7 Billion handsets. In emerging markets where mobile operators provide a predominantly prepaid service, end users replace their phones every six months on average. This is because the end user is not bound to a contract where the phone is subsidized and locked to that network. The low cost advantage that Star8 has, will allow the Company to initially carve out a very small market share in its targeted regions of Africa and South East Asia. To put this in perspective, the South East Asian mobile phone market has over 500 million users, not including China. The African market is very similar. For Star8 to acquire a market share of 0.1% (one tenth of 1%) in the first year of full operations is a reasonable expectation and would translate into 1,000,000 units sold. At this level, Star8 will have entrenched itself as a leading provider of full featured mobile phones and positioned itself for further growth and increased market share.

8 KEY MANAGEMENT/BOARD OF DIRECTORS

CEO

William Car founded Star8 Corporation in 2009 after serving 5 years as CEO of a multinational public company focused on mobile messaging and content services. Mr. Car has more than 15 years in the telecommunications industry and oversaw the development, implementation and marketing of technology for the Company. Mr. Car has significant experience managing international telecom enterprises.  He has also managed multimillion-dollar financings in the public markets by way of equity and debt and has significant M&A experience.

CFO
The Company has identified a potential CFO that has extensive experience in public company management both in Canada and the United States

Senior Vice President of Operations

A seasoned technology executive who has been responsible for delivery of extremely complex technology offerings to Fortune 500 companies will fill the position of Senior Vice President of Delivery. This Executive is a certified PMP (Project Management Professional) and has over 20 years of experience in Enterprise Project Management, PMO Governance, Analytics, Metrics and Reporting.

Additional Board Members

The Company will add additional Directors immediately upon closing of the offering and securing Directors and Officers Insurance. The first additional Director will be a seasoned mobile industry executive who is currently with the Company that Star8 will acquire the mobile email technology from as described above.

Further additions to the Board of Directors will occur in the near term as the Company moves into growth stage. Targeted Directors will provide assistance to the Company in increasing market share, internal controls and corporate governance.
9 Summary

Star8 is positioned to become a leading handset provider to the predominantly prepaid markets in a very short time. The Company has been structured to take advantage of the underserved markets by providing significant cost advantages over its competitors. This will provide Star8 with high growth in the very near term and long term organic growth coupled with the acquisition strategy will ensure long term success.  The competitive advantages and proven management will only enhance growth on a global basis. For more information please contact:

William Car - Chief Executive Officer 416 568 5267

EXECUTIVE SUMMARY

Overview

The Company was founded in 2009 as a global provider of low cost full-featured mobile email phones.  The Company’s focus is to provide a low cost alternative to the more expensive smart phones available in the market today. Its business is strictly focused on emerging markets where the mobile operator subscriber base is predominantly prepaid.  Such subscriber base can not, for the most part, afford the more costly smart phones.

Company management believes that it has positioned itself to take advantage of the explosive growth in the low cost mobile messaging handset market.  Management also believes the Company is poised to take advantage of the tremendous growth in these markets and its products are available to mobile users in Canada, the U.S., Singapore, Thailand, Indonesia, the Phillipines. Taiwan, Africa and Latin America through existing relationships.

Generally

This exchange offering (the “Exchange”) of up to 80,000,000 Company common shares (the “Shares”) is being made on a best efforts, self-underwritten basis through principal(s) of Immunis Holding Corp., a Delaware (U.S.) corporation (the “Company”), without the use of brokers, pursuant to Rule 802 under the Securities Act of 1933.  The Exchange is being made only to shareholders of 1664914 Ontario, Ltd. (d/b/a Star 8), an Ontario (Canada) company (“Star 8”) (see below).

This Exchange will terminate on the earlier of (i) August 15, 2010 (which date may be extended by the Company until as late as September 30, 2010; (ii) the date on which the Company has exchanged all of the Shares hereby offered; or (iii) any date on which the Company chooses to discontinue this Exchange.  See Subscription Agreement attached.

Each prospective investor will be asked to enter into a Subscription Agreement with the Company to make certain representations and warranties in connection with their background and intentions regarding the contemplated acquisition of the Shares from the Company.  This includes the representation that s/he is a suitable and/or accredited investor as those terms are defined under federal securities law and/or articulated in the Subscription Agreement.  In addition, before it can accept subscription from any inves-tor, the Company must determine (i) the investor is currently owns shares in Star 8 and (ii) where the investor resides and ensure that the subscription complies with applicable federal and any state (i.e.,“blue sky”) securities laws.

THE COMPANY RETAINS THE RIGHT TO ACCEPT OR REJECT ANY SUBSCRIPTION FOR SHARES.  ALTHOUGH A PUBLIC OFFERING AS DE-FINED UNDER PERTINENT SEC RULE 802 AND COUNTERPART STATE REGULATIONS, THE SECURITIES TO BE SOLD BY THE COMPANY IN THIS OFFERING WILL NOT BE REGISTERED WITH FEDERAL REGULATORY AUTHORITIES UNDER THE SECURITIES LAWS OF THE UNITED STATES.  THE COMPANY RESERVES THE RIGHT TO TERMINATE THIS EXCHANGE  AT ANY TIME.

An investment in the Shares is speculative and involves significant risks.  (See "Risk Factors.")  .

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THESE OFFERING MATERIALS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SHARES ARE OFFERED ONLY TO SHAREHOLDERS OF STAR 8 AND MUST BE EITHER SUITABLE FOR SUCH INVESTOR OR AN “ACCREDITED INVESTORS, THE LATTER DEFINED IN RULE 501(a) UNDER THE SECURITIES ACT 0F 1933.  (SEE “SUBSCRIPTION AND EXCHANGE AGREEMENT.”)  THESE OFFERING MATERIALS DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SHARES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON.

THESE OFFERING MATERIALS ARE FURNISHED ON A CONFIDENTIAL BASIS AND CONSTITUTE AN OFFER ONLY TO THE PERSON TO WHOM THEY ARE DELIVERED BY THE COMPANY (THE "OFFEREE").  THEY ARE PROVIDED TO THE OFFEREE SOLELY FOR THE PURPOSE OF EVALUATING AN EXCHANGE IN THE SHARES OFFERED HEREBY.  BY ACCEPTING DELIVERY OF THESE OFFERING MATERIALS AND RECEIVING ANY OTHER ORAL OR WRITTEN INFORMATION PROVIDED BY THE COMPANY IN CONNECTION WITH THE OFFERING, THE OFFEREE AGREES (A) TO KEEP CONFIDENTIAL THE CONTENTS OF THESE OFFERING MATERIALS AND SUCH OTHER INFORMATION AND NOT TO DISCLOSE THE SAME TO ANY THIRD PARTY OR OTHERWISE USE THE SAME FOR ANY PURPOSE OTHER THAN EVALUATING AN EXCHANGE IN THE SHARES; (B) NOT TO COPY, IN WHOLE OR IN PART, THESE OFFERING MATERIALS OR ANY OTHER WRITTEN INFORMATION PROVIDED BY THE COMPANY IN CONNECTION HEREWITH; AND (C) TO RETURN THESE OFFERING MATERIALS AND ANY SUCH OTHER WRITTEN INFORMATION TO THE COMPANY IN THE EVENT THAT (I) THE OFFEREE DOES NOT SUBSCRIBE TO EXCHANGE THEIR SHARES IN STAR 8 FOR THOSE OF THE COMPANY, (II) NO PORTION OF THE OFFEREE'S SUBSCRIPTION IS ACCEPTED OR (III) THIS OFFERING IS TERMINATED OR WITHDRAWN.

NEITHER THE DELIVERY OF THESE OFFERING MATERIALS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.  THE COMPANY RESERVES THE RIGHT, IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER, TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING MADE HEREBY, AND TO ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE EXCHANGE FOR THE SHARES OFFERED HEREBY.  THE COMPANY SHALL HAVE NO LIABILITY WHATSOEVER TO THE OFFEREE IN THE EVENT THAT ANY OF THE FOREGOING SHALL OCCUR.

IN DETERMINING WHETHER TO EXCHANGE THEIR STAR 8 SHARES, THE OFFEREE MUST RELY UPON THE OFFEREE'S OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING MADE HEREBY, INCLUDING THE MERITS AND RISKS INVOLVED.  THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF REPRESENTATIVES OF THE COMPANY CONCERNING THE COMPANY AND THE TERMS OF THIS EXCHANGE OFFERING AND TO OBTAIN ANY ADDITIONAL RELEVANT INFORMATION TO THE EXTENT THE COMPANY POSSESSES SUCH INFORMATION OR CAN OBTAIN IT WITHOUT UNREASONABLE EFFORT OR EXPENSE.  EXCEPT AS AFORESAID, NO PERSON IS AUTHORIZED IN CONNECTION WITH THIS OFFERING TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN THESE OFFERING MATERIALS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

THE COMPANY MAKES NO EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY AS TO THE ATTAINABILITY OF ANY FORWARD LOOKING INFORMATION SET FORTH IN THE BUSINESS PLAN OR AS TO THE ACCURACY OR COMPLETENESS OF THE ASSUMPTIONS FROM WHICH SUCH FORECASTS ARE DERIVED.  FORECASTS OF THE COMPANY'S FUTURE PERFORMANCE ARE NECESSARILY SUBJECT TO A HIGH DEGREE OF UNCERTAINTY AND MAY VARY MATERIALLY FROM ACTUAL RESULTS.

NASAA UNIFORM LEGEND:  IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.  THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY.  FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THESE OFFERING MATERIALS.

AN INVESTMENT IN THE EXCHANGE OFFERING INVOLVES SUBSTANTIAL RISKS AND IS LIMITED TO INVESTORS WHO MEET THE SUITABILITY STANDARDS AND/OR ACCREDITED STANDARDS DESCRIBED IN THESE OFFERING MATERIALS.  WHILE A MARKET EXISTS FOR THE SHARES, CURRENTLY ON THE OVER THE COUNTER BULLETIN BOARD (THE “OTCBB”), SUCH SHARES MAY BE RELATIVELY ILLIQUID AND SUBJECT TO OTHER RISK FACTORS.  (SEE “RISK FACTORS” FOLLOWING.)  A PROSPECTIVE INVESTOR IS ENCOURAGED TO OBTAIN THE ADVICE OF RELEVANT PROFESSIONALS BEFORE DECIDING UPON AN INVESTMENT.

THESE OFFERING MATERIALS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SHARES TO ANY PERSON WHO HAS NOT COMPLETED AND RETURNED THE SUBSCRIPTION AGREEMENT IN THE FORM DELIVERED TO PROSPECTIVE INVESTORS WITH THESE OFFERING MATERIALS, OR TO ANY PERSON WHOSE PROFESSIONAL ADVISOR, IF ANY, HAS NOT PROPERLY COMPLETED AND RETURNED TO THE COMPANY THE PURCHASER REPRESENTATIVE INFORMATION IN THE FORM DELIVERED TO PROSPECTIVE INVESTORS WHO USE INVESTOR REPRESENTATIVES.

PROSPECTIVE PURCHASERS ARE NOT TO CONSTRUE THE CONTENTS OF THESE OFFERING MATERIALS OR ANY PRIOR OR SUBSEQUENT COMMUNICATION FROM THE COMPANY OR ANY OF THEIR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE.

ANY PREDICTIONS AND REPRESENTATIONS, WRITTEN OR ORAL, WHICH DO NOT CONFORM TO THOSE CONTAINED IN THESE OFFERING MATERIALS, SHOULD BE DISREGARDED AND THEIR USE MAY VIOLATE PERTINENT SECURITIES LAW.

THESE OFFERING MATERIALS HAVE BEEN PREPARED IN CONNECTION WITH A RULE 802 EXEMPT PUBLIC OFFERING OF THE SECURITIES AND MAY NOT BE REPRODUCED OR USED FOR ANY OTHER PURPOSE.  NO REPRODUCTION OR DISTRIBUTION OF THESE OFFERING MATERIALS, IN WHOLE OR IN PART, OR THE DIVULGENCE OF ANY OF THEIR CONTENT, BY ANY PERSON OR ENTITY, MAY BE MADE WITHOUT THE WRITTEN PERMISSION OF THE COMPANY.

The purchase of Shares is suitable only for investors who have limited need for liquidity in their investments and who have adequate means of providing for their current needs and contingencies even if investment in the Shares were to result in a total loss. More specifically, Shares may be sold only to investors who are "accredited investors" within the meaning of Rule 501(a) under the Securities Act of 1933.  (See Subscription Agreement attached.)

Forward-Looking Statements

These Offering Materials and associated Business Plan, an integral part of these Offering Materials and attached hereto, have been submitted on a confidential basis to the individual identified solely for their review and are not for use by any other persons without express written permission from the Company.  Neither may they be faxed, reproduced, stored or copied in any form.  By accepting delivery of these Offering Materials, the recipient agrees to return same to the address listed above upon the Company’s request.

The forward looking information set forth in the Company’s attached Business Plan, including the future revenues and earnings, are based on a variety of assumptions about the Company, its markets and competition, its ability to develop certain services or products and to sell those services or products in forecast volumes and prices, among other matters. Such forward looking information is not a guarantee of future performance.  Forward looking information based on different assumptions could differ substantially from those set forth in these Offering Materials.  Although management of the Company believes the assumptions provided a reasonable basis for the preparation of the forecasts at the time of their preparation, other persons could reasonably differ with management’s perception and interpretation of factors that affect the Company’s business and with management’s forecast of future conditions.  The achievement of any future forecast may be affected by fluctuating conditions and is dependent on the occurrence of future events that cannot be assured.  Therefore, the actual results achieved during the forecast periods may vary from the forecasts, and such variations could be material.
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RISK FACTORS

Investors in Shares of the Company are subject to a number of risk factors.  The follow-ing are representative of those risks.  Such summary is not intended to be exhaustive of risks that are or may become relevant:

The common stock being offered hereby is currently illiquid and highly speculative. Investment therein involves a high risk of loss of an investor's entire investment in the Company. Each prospective investor is urged to carefully review the risk factors discussed below and to discuss with management the nature and extent of risks inherent in the Company's proposed business in determining whether to invest in the Company.

Risks Related to Our Business

Our operating results are difficult to predict and fluctuations in them may cause volatility in the price of our shares. Given the nature of the markets in which we compete, our revenues and profitability are difficult to predict for many reasons, including the following:
• Our operating results are highly dependent on the volume and timing of orders received during the quarter, which are difficult to forecast. Customers generally order on an as-needed basis and we typically do not obtain firm, long-term purchase commitments from our customers. As a result, our revenues in any quarter depend primarily on orders shipped in that quarter.
• We must incur a large portion of our costs in advance of sales orders, because our manufacturer must plan production, order components and enter into production once the orders for the phones are received. This makes it difficult for us to adjust our costs in response to a revenue shortfall, which could adversely affect our operating results.
Fluctuations in our operating results may cause volatility in the price of our common stock.

Engineering and production capacities that do not match demand for our products could result in lost sales or in a reduction in our gross margins. Our industry is characterized by rapid technological change, frequent new product introductions, short-term customer commitments and rapid changes in demand. We determine capacities based on our forecasts of demand for our products.

Actual demand for our products depends on many factors, which make it difficult to forecast. The following problems could occur as a result of these differences:
• If demand for our products is below our forecasts, we could produce excess personnel or have excess manufacturing capacity. Excess personnel could negatively impact our cash flows and could result in higher design costs.
• If demand for our products exceeds our forecasts, we would have to rapidly ramp up production. We depend on our manufacturers and their suppliers to provide our mobile phones. As a result, we, or our manufacturer may not be able to increase our production levels to meet unexpected demand and could lose sales in the short-term while we try to increase production. If customers turn to competitive sources of supply to meet their needs, our revenues could be adversely affected.
• Rapidly increasing our production levels to meet unanticipated customer demand could result in higher costs for components and ultimately our final products, increased expenditures for freight to expedite delivery of materials or finished goods, and higher overtime costs and other expenses. These higher expenditures could result in lower gross margins.

If we do not timely introduce successful products our business and operating results could suffer. The market for our mobile phones is characterized by rapidly changing technology, evolving industry standards, short product life cycles and frequent new product introductions. As a result, we must continually introduce new products and technologies and enhance existing products in order to remain competitive. The success of our products depends on several factors, including our ability to:

•	anticipate technology and market trends;
• timely develop innovative new products and enhancements;
• distinguish our products from those of our competitors;
• manufacture and deliver high-quality products; and If we do not execute these successfully, our business, financial condition and operating results could suffer.
• price our products competitively.

Our failure to manage growth could harm us.  We will rapidly and significantly expand the number and types of products we sell and we will endeavor to further expand our product portfolio. This expansion places a significant strain on our management, operations and engineering resources.  Specifically, the areas that are strained most by our growth include the following:

•
New Product Launch. With the growth of our product portfolio, we experience increased complexity in coordinating product development, manufacturing, and commissioning. As this complexity increases, it places a strain on our ability to accurately coordinate the commercial launch of our products with adequate support to meet anticipated customer demand. If we are unable to scale and improve our product launch coordination, we could frustrate our customers and lose earned space and product sales.

•
Forecasting, Planning and Supply Chain Logistics. With the growth of our product portfolio, we also experience increased complexity in forecasting customer demand and in planning for production, and transportation and logistics management. If we are unable to scale and improve our forecasting, planning and logistics management, we could frustrate our customers, lose product sales or accumulate excess inventory.

To manage the growth of our operations, we will need to continue to improve our operational and financial systems; and procedures and controls to effectively manage the increased complexity. If we are unable to scale and improve them, the consequences could include: delays in shipment of product, degradation in levels of customer support, and lost sales. These difficulties could harm or limit our ability to expand.

If we do not compete effectively, demand for our products could decline and our business and operating results could be adversely affected. Our industry is intensely competitive. It is characterized by a trend of declining average selling prices in the market, and continual performance enhancements and new features, as well as rapid adoption of technological and product advancements by competitors in our market. Also, aggressive industry pricing practices and downward pressure on margins have resulted in increased price competition from both our primary competitors as well as from less established ones.

If we do not continue to distinguish our products through distinctive, technologically advanced features, design, and services, as well as continue to build and strengthen our brand recognition, our business could be harmed. If we do not otherwise compete effectively, demand for our products will decline, our gross margins could decrease, we could lose market share, and our revenues could decline.

We depend on original equipment manufacturers and contract manufacturers who may not have adequate capacity to fulfill our needs or may not meet our quality and delivery objectives.  Original component manufacturers and contractors produce key portions of our product lines for us. Our reliance on them involves significant risks, including reduced control over quality and logistics management, the potential lack of adequate capacity and discontinuance of the contractors’ assembly processes. Financial instability of our manufacturers or contractors could result in our having to find new suppliers, which could increase our costs and delay our product deliveries. These manufacturers and contractors may also choose to discontinue building our products for a variety of reasons. Consequently, we may experience delays in the timeliness, quality and adequacy in product deliveries, any of which could harm our business and operating results.

Our manufacturers purchase key components and products from single or limited sources, and our business and operating results could be harmed if supply were delayed or constrained or if there were shortages of required components.  Lead times for materials and components ordered by us or our contract manufacturers can vary significantly and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. From time to time our manufacturers have experienced supply shortages and fluctuations in component prices. Currently, the shortages will not significantly impact our product cost. In addition, we may be at risk for these components if our customers reject or cancel orders unexpectedly or with inadequate notice.

Shortages or interruptions in the supply of components or subcontracted products, or our inability to procure these components or products from alternate sources at acceptable prices in a timely manner, could delay shipment of our products or increase our production costs, which could harm our business, financial condition and operating results.

Currently, we rely on a single source for manufacturing our mobile phones.  If the supply of these our products were to be delayed or constrained, we may be unable to find a new supplier on acceptable terms, or at all, or our new and existing product shipments could be delayed, any of which could harm our business, financial condition and operating results.

If we do not successfully coordinate the worldwide manufacturing and distribution of our product key components, we could lose sales.  Our business requires us to coordinate the manufacture and distribution of our product components over many parts of the world. We rely on third parties to manufacture our mobile phones and transport our products. On a worldwide basis, we will continue to evaluate and consider changes in both our international and domestic suppliers. If we do not successfully coordinate these changes and the timely manufacture and distribution of our mobile phones we may have insufficient supply of products to meet customer demand and could lose sales.

Our introduction of new product lines may consume significant resources and not result in significant future revenues.  We will continue to expand our product offerings with new product lines. To accomplish this, we have committed resources to develop, sell and market these new products. With limited experience in these product lines and because these products may be based on technologies that are new to us, it may be difficult for us to accurately anticipate and forecast revenues, manufacturing costs, customer support costs and product returns. In addition, we may have a greater risk of unknowingly infringing on proprietary technology. Our ongoing investments in the development and marketing of new lines of products could produce higher costs without a proportional increase in revenues.

We may be unable to protect our proprietary rights. Unauthorized use of our technology may result in the development of products that compete with our products.  Our future success depends in part on our proprietary technology, technical know-how and other intellectual property. We rely on intellectual property laws, confidentiality procedures and contractual provisions such as nondisclosure terms, to protect our intellectual property. Others may independently develop similar technology, duplicate our products, or design around our intellectual property rights. In addition, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Any of these events could significantly harm our business, financial condition and operating results.

We may increase our reliance on technologies that we license or acquire from others.  We may find it necessary or desirable in the future to obtain licenses or other rights relating to one or more of our products or to current or future technologies. These licenses or other rights may not be available on commercially reasonable terms, or at all. The inability to obtain certain licenses or other rights or to obtain such licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could have a material adverse effect on our business, financial condition and operating results. Moreover, the use of intellectual property licensed from third parties may limit our ability to protect the proprietary rights in our products.

Risks Related to This Offering of Our Common Stock

We will have broad discretion over the use of the net proceeds from this offering; our success and growth depends on the beneficial use of the net proceeds.   We intend to use the net proceeds from this offering for general corporate purposes, principally additional sales and marketing expenses as well as investing in our software technology and working capital. However, our board of directors and management will have broad discretion in the use of the net proceeds from this offering. Investors will be relying on the judgment of our board of directors and management regarding the application of the proceeds of this offering.

We do not intend to pay dividends.  We have never declared or paid any cash dividends on our capital stock.  We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

Our existing shareholders will control all matters requiring a stockholder vote; their interest may conflict with yours. Upon the closing of this offering, assuming that all outstanding stock options and/or warrants are exercised, certain members of our management, Will Carr and Wireless Trade Group Inc. will control approximately 33.3% of our outstanding voting stock. If all of these stockholders were to vote together as a group, they would have the ability to exert significant influence over our board of directors and its policies. For instance, these stockholders would, if they voted together, be able to control the outcome of all stockholder votes, including votes concerning director elections, bylaw amendments and possible mergers, corporate control contests and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, a merger, consolidation, takeover or other business combination.  This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us which, in turn, could have an adverse effect on the market price of our common stock.

While our shares are traded on the OTC, such future status is speculative; moreover, our stock price may be experience volatility and be subject to “penny stock” regulation.  Although a public offering as provided for under the Securities Act of 1933 Rule 802, this offering is exempt from registration with the SEC. Similarly, although a trading market for the purchase and sale of these shares exists on Pink Sheets.com, because of relative illiquidity, a purchaser of shares may not be able to liquidate his or her investment and shares may not be readily acceptable as collateral for loans.

The price at which shares may be purchased or sold may be subject to extreme fluctuations due to factors as actual or anticipated fluctuations in our operating results, selection of products, execution of new contracts, general market conditions and other factors.  Moreover, although it is uncertain in the future whether our shares will be listed on a national or regional exchange, the NASDAQ Small Cap Market, or whether broker-dealers will make (or continue to make a market in the shares, if the shares are not listed with a national or regional exchange or quotation system, and broker-dealers do buy and sell the shares, then certain “penny stock” regulations could affect the sale if the share price is $5.00 per share or less.  These regulations require broker-dealers to disclose the risk associated with buying penny stocks and to disclose their compensation for the selling of shares.  Such regulations may have the effect of reducing the level of trading activity in the secondary market for the shares and make it more difficult for investors to sell shares.

In addition to the above risks, businesses are often subject to risks not foreseen by management.  In reviewing the offering documents, potential investors should keep in mind other potential risks that could be important.  An investment in the Shares involves a very high degree of risk. Investors should carefully consider the information presented below, including risks relating to the absence of operations, uncertain market acceptance, competition, potential technical obsolescence, future capital needs and dependence on key personnel.

THE SECURITIES OFFERED PURSUANT TO THESE OFFERING MATERIALS ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK.  ONLY THOSE PERSONS ABLE TO LOSE THEIR ENTIRE INVESTMENT SHOULD EXCHANGE THEIR SECURITIES FOR THESE SHARES.  PROSPECTIVE INVESTORS, PRIOR TO MAKING AN IN-VESTMENT DECISION, SHOULD CAREFULLY READ THESE OFFERING MATERIALS AND CONSIDER, ALONG WITH OTHER MATTERS REFERRED TO HEREIN, THE ABOVE RISK FACTORS.

EACH OF THESE RISK FACTORS COULD ADVERSELY AFFECT THE VALUE OF AN INVESTMENT IN THE COMPANY’S COMMON STOCK. THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK.

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MAJOR MILESTONES

Achieved Since Inception

1.	Negotiated deal to acquire mobile email product for integration into phone
2.	Finalizing exclusive distribution agreement for Africa
3.	Adding additional Senior Management and Directors
4.	Opened Singapore office for South East Asian sales strategy
5.	Identified multiple manufacturing partners
6.	Completion of this offering.

Achievable if the Exchange Is Successful

If 51% of Target Shares Are Exchanged

1.	Star 8’s financial results will be reported on a consolidated basis with the Company
2.	Star 8 will be a majority-owned subsidiary of the Company
3.	The Company will seek other acquisition targets as outlined in the attached Business Plan

If 80%-99.9% of Target Shares Are Exchanged

1.	Star 8’s financial results will be reported on a consolidated basis with the Company
2.	Star8 will be a majority-owned subsidiary of the Company
3.	The Company will seek other acquisition targets as outlined in the attached Business Plan

If 100%+ of Target Shares Are Exchanged

1.	Star8 will be a wholly-owned Company subsidiary
2.	Star8 likely will be merged into the Company
3.	The Company will seek other acquisition targets as outlined in the attached Business Plan

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COMPETITIVE ADVANTAGES FOLLOWING THE EXCHANGE

Cutting Edge Technology and Intellectual Property

1.	Full featured Mobile email platform
2.	Scalable offering to support the largest customers
3.	Simple and easy to use for the end user
4.	Simple integration with Mobile network operator infrastructure for billing purposes
5.	Expandable technology provides ability to enhance feature set seamlessly

Immediate Market Penetration

1.	Company has solidified direct sales strategy for South East Asia
2.	Company is completing distribution relationship for Africa
3.	Company prepared to deliver ultra competitive offering in these regions

Short Term Growth:

1.	Company has initial sales pending based on its direct and channel sales strategy
2.	Company positioned to grow over near term with strategic acquisitions.

Long Term Growth:

1.	Foundation created by initial sales will provide company with a bright long term future.
2.	Continuing of sourcing potential acquisitions to further long term growth.

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SUBSCRIPTION AND EXCHANGE AGREEMENT

THIS SUBSCRIPTION AGREEMENT (the “Agreement”) constitutes acceptance by the undersigned subscriber (the “Investor”) on the date written on the signature page hereof (reflected on page S&EA-6), to exchange the indicated number of common shares (through conversion from debt) in 1664914 Ontario, Ltd. (“Star 8”) for post-split common shares (the “Shares”) in Immunis Holding Corp. (the “Company”) during this Exchange as outlined in the attached Offering Materials.  Any subscription by any Investor shall not be deemed to have been accepted unless and until such time, if at all, that the Company accepts this offer as provided herein.

1.           Subscription.  Subject to the terms and conditions of this Agreement, the undersigned Investor hereby subscribes for and agrees to accept the number of Shares of the Company indicated above and on the signature page hereto.  The undersigned Investor understands and agrees that the Company reserves the right to reject this subscription in whole or in part, at the Company’s sole discretion.  In the event that the Company accepts the subscription, it will execute in counterpart the signature page to this Agreement and will deliver an executed copy of same to Investor.

2.  Representations and Warranties of the Company.  The Company represents and warrants to the Investor as follows:

(a)           The Company is a corporation duly organized and validly existing;

(b)           The execution, delivery and performance of this Agreement and the consummation of the issuance of the Shares and the transactions contemplated by this Agreement are within the Company’s corporate powers and have been duly authorized by all necessary corporate and stockholder action on behalf of the Company. The Company guarantees that there is and will be enough Shares authorized to issue all necessary free-trading shares. The Company will guarantee and assist that delivered shares are good delivery and will clear transfer;

(c) This Offering is being conducted in reliance upon the exemption from the registration requirements of the Securities Act of 1933 (the “Act”) set forth in Rule 802 promulgated under the Act and counterpart applicable state law as well as Regulations promulgated there under;

(d)           The Company will provide the Investor with the opportunity (i) to ask questions of and receive answers from the Company and its executive officers concerning the Company and the terms and conditions of the sale of the Shares and (ii) to obtain any additional information that the Company possesses or can obtain without unreasonable effort or expense that is necessary to verify the accuracy of the information furnished by the Company in connection herewith;

(e)           The Company is in full compliance, to the extent applicable, with all reporting obligations under state and federal law, will stay current and is responsible for filing all necessary reports and paperwork;

(f) All documents provided to the prospective subscriber do not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statement therein in light of the circumstances under which they were made, not misleading;

(g) The Company agrees that a subscriber of Shares shall have first right of refusal to any offerings at a discount to the market price for a period of sixty days for the date of their subscription;

(h) The Company has authorized and confirmed its transfer agent, if subscriber is a corporation,  will accept a photocopy of the subscriber’s corporate resolution;

(i) The Company is not subject to the reporting requirements of Section. 13 or 15(d) of the Securities Exchange Act of 1934, as amended, and is not subject to these sections at the time of this Exchange;

(j) The Company is neither an investment company or a development stage company without a specific business plan, both as defined under pertinent securities laws; and

(k) To satisfy a substantive requirement of Rule 802 that permits the Shares to be freely traded, the Company will not be raising money under the Exchange, the shares owned of Star 8 owned by U.S. investors is less than 10% and the Exchange otherwise constitutes a “cross-border combination” as defined and required.

3.           Representations and Warranties of the Investor.  The undersigned Investor hereby represents and warrants to the Company as follows (all references to “him,” “his” or “he" shall include “her” or “she” and “its” or “it,” respectively, and vice versa):

(a)           Alternatively, the Investor is a “suitable investor” and/or “accredited investor” as defined.
(i)           For these purposes, a “suitable investor” is a prospective investor who:
(A)           Has a “net worth” of at least $100,000 (exclusive of home, furnishings and automobiles); OR
(B)           A net worth (similarly calculated) of at least $50,000 and an annual gross income of at least $50,000.
(ii)           For these purposes, an “accredited investor” is defined under Rule 501(a) under the Securities Act of 1933 (“1933 Act”) for one or more of the following alternative reasons (checking one or more reasons, as applicable):

_____	(A)	If an individual, his individual net worth, or joint net worth with his spouse, at the time of this purchase exceeds $1,000,000 (inclusive of the value of home, home furnishings and automobiles).

_____	(B)
If an individual, he had an individual income in excess of $200,000 in each of the two most recent years (2009 and 2008) or joint income with his spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year (2010).

_____	(C)	If an entity (e.g., a corporation, partnership or trust), all holders of equity interests meet the requirements of either category (A) or (B) above; OR
 (b)           The Investor is duly authorized and empowered to enter into, execute and deliver and perform this Agreement, and the person executing and delivering this Agreement on behalf of the Investor is duly authorized and empowered to do so;

(c)           The Investor acknowledges that, other than the Executive Summary, Risk Factors and Business Plan dated July 15, 2010 and related attachments hereby delivered to the Investor, the Company has not provided any Offering Materials or other information to the Investor in connection with the Exchange of the Shares.  The Investor has had the opportunity, which he deems sufficient, to ask questions of the Company’s executive officers that he deems necessary in order to make an informed investment decision to acquire the Shares;

(d)           The Investor acknowledges that he is fully aware of  the Company’s relatively recent formation, lack of operating history, financial status and limited cash resources, and of the risks involved in making an investment in Shares of the Company;

(e)           In making the decision to purchase the Shares, the Investor has relied solely upon such independent investigations made by the Investor and/or his representative(s) which the Investor deems necessary in order to make his investment decision;

(f)           The Investor acknowledges that he is fully aware of that an investment in the Company is a relatively illiquid investment and the Investor must bear the entire economic risk of this investment for an indefinite period of time.  The Investor has the financial ability to bear the entire economic risk of his/its investment in the Company (including the possible loss of the entire amount of such investment), and has no need for liquidity with respect to his purchase of the Shares;

(g)           The Investor acknowledges that no federal or state agency has passed upon the Shares or made any findings or determination as to the fairness of this investment;

(h)           The Investor acknowledges and agrees that (i) the Shares have not been registered with the Securities and Exchange Commission under the Securities Act of 1933 (the “Act”) and that the Shares are being offered pursuant to an exemption from registration under such Act; and (ii) although freely tradable by Investors who are not affiliates of the Company, trading on the Pink Sheets secondary market is relatively illiquid and, accordingly, it may not be possible for the Investor readily to liquidate or transfer their Shares;

(i)           The Investor is purchasing the Shares for his own account, for investment, and not with a view to the distribution of the Shares, in whole or in part, and no other person has a direct or indirect beneficial interest in the Shares;

(j)           The Investor has his principal residence or its principal office at the address specified on the signature page hereof, and will be the beneficial owner of the Shares standing in his, her or its name; and

(k)           The Investor acknowledges that s/he has done their own independent due diligence.

4.  Additional Covenants of the Investor.

(a)          The Shares may be transferred by the Investor only upon compliance with applicable federal and certain state securities laws.

(b)          The Investor acknowledges and agrees that the Shares have not been registered under the Act or state corporate and securities laws and may not be offered or sold in the United States or to U.S. Persons unless the Shares are registered under the Act or an exemption from the registration requirements of the Act is available.  The foregoing notwithstanding, the Shares issued shall be free of stop transfer instructions or restrictions and the subscriber acknowledges his, her or its responsibility to comply with all applicable state and federal securities laws regarding resale of the. Shares;

(c)          The Investor is not an officer, director or affiliate (as that term is defined in Rule 403 under the Act) of the Company, and the Company shall not treat or consider the Investor as an officer, director or affiliate;

(d)           The Investor further acknowledges that the Company’s reliance on such exemption is, in part, based upon the representations and warranties of the Investor that he is a suitable or an accredited investor.  Accordingly, the Investor agrees to hold the Company and its officers, directors and agents and their respective successors and assigns harmless and to indemnify them against all liabilities, costs and expenses incurred by them (including reasonable attorneys fees), relating to the violation of the Act or any applicable state laws, as a result of any sale or distribution by the Investor in violation of the registration provisions of the Act or any applicable state laws, or as a result of any breach of the Investor’s representations and warranties made in Section 3 of this Agreement with respect to which the Company is relying for exemptions from registration as described above;

(e) The Investor understands that in the view of the statutory basis for the SEC exemption claimed for the transaction would not be present if the Exchange, although in technical compliance with Rule 802, is part of a plan or scheme to evade the registration provisions of the Act. The Investor confirms that his subscription is not part of any such plan or scheme and he has no present intention to sell the Shares;

(f) The Investor represents that it is subscribing to acquire the Shares being exchanged for him-, her- or itself, and with the intent to hold such securities for investment purposes; and

(g)           The representations, warranties and agreements contained herein shall sur-vive the acquisition of the Shares effected through the Exchange.

5. Non-Binding Until Acceptance.  This subscription is not binding upon the Company until the Company accepts it, which acceptance is at the sole discretion of the Company and is be evidenced by the Company's execution of this Agreement where indicated. This Agreement shall be null and void if the Company does not accept it as provided above. Upon acceptance by the Company and receipt of the certificate for shares here being exchanged, the Company will issue one or more certificates for the full number of Shares of common stock for which the Investor has subscribed.

6. Non-Assignability. Neither this Agreement nor any of the rights of the Investor hereunder may be transferred or assigned by the subscriber.

7. Governing Law. This Agreement will be construed and enforced in accordance with and governed by the laws of Delaware, without reference to principles of conflicts of law. Each of the parties consents to the exclusive jurisdiction respectively of federal or state courts whose districts encompass any part of Colorado in connection with any dispute arising under this Agreement and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on forum non conveniens, to the bringing of any such proceeding in such jurisdictions.

8.           Miscellaneous.  The headings in this Agreement are for convenience of reference only, and do not constitute a part of this Agreement.  This Agreement may be amended, modified or superseded only by a written instrument executed by the Company and the registered holder hereof; notwithstanding the foregoing, the Company may, in its sole discretion, waive any one or more provisions of this Agreement.  This Agreement is binding upon the parties hereto and upon their respective successors and assigns and may be executed in counterparts.

IN WITNESS WHEREOF, the parties hereto have executed this agreement as of the date that this Agreement is accepted by the Company.

Mr./Ms. _________________________	____________________________
Investor's Name	Social Security or Tax ID#

Mr./Ms._________________________	____________________________
Name of Second Investor	Date of Birth of First Purchaser
________________________________	(_________)__________________
Street Address of First Investor	Business Phone (Day)

_________________________________	(_________)__________________
City State and Zip Code	Home Phone

____________________________________________________________	____________________________
Signature of First Investor (Individual, Custodian or Officer or Partner of Entity)	Email address (if applicable)

________________________________________
Signature of Second investor (if applicable)

Investor hereby subscribes to exchange, through conversion of debt, ________ shares of 1664914 Ontario, Ltd. (d/b/a/ Star 8) for ________ post-split Shares of the Company pursuant to the Exchange associated with this Agreement and the Offering Materials.

Accepted this ___ day of _________, 2010

On Behalf of IMMUNIS HOLDING CORP.
By:
Will Car, President

Please fax to (905)738-8338 or (ii) mail this Subscription and Exchange Agreement to Immunis Holding Corp. (Attn: Will Car, President), 467 Edgeley -- Unit 3, Concord, Ontario CANADA L4K 4E9.  If you have questions, please call Mr. Car at (416) 568-5267.